EXHIBIT 99.1
10 December 2020

National Grid plc ('National Grid' or 'the Company')
Board Committee Changes

In accordance with Listing Rule 9.6.11R, the Company announces that Sir Peter Gershon will step down as Chair of the Nominations Committee with effect from 1 January 2021. Following the announcement made on 10 September 2020, Paula Rosput Reynolds will succeed Sir Peter Gershon as Chair of the Nominations Committee with effect from 1 January 2021.

Sir Peter Gerson will cease to be a member of the Nominations Committee but will remain as Chair of the Board and as Non-executive Director during the transitionary period and no later than the conclusion of the 2021 Annual General Meeting.

Megan Barnes
Head of Company Secretariat